Exhibit 99.1

HANWHA Q CELLS Appoints New Global Chief Technology Officer

-	As the newly appointed Global CTO, Dr. Daniel JW Jeong will lead Hanwha’s global R&D teams located in Germany, Malaysia, Korea and China.

Seoul, South Korea, July 1, 2016 – Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS” or the “Company”) (NASDAQ: HQCL), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules, today announced the appointment of Dr. Daniel JW Jeong as new Global Chief Technology Officer (“CTO”), who has been the Company’s global Head of R&D since January of 2015.

The Chairman and CEO of Hanwha Q CELLS, Mr. Seong Woo Nam, said: “We´re very excited to have Dr. Daniel Jeong as our new CTO, who has demonstrated an outstanding leadership in integrating our global R&D teams located in Germany, Malaysia, Korea and China following the merger between former Hanwha Q CELLS and Hanwha SolarOne in early 2015. Dr. Jeong is a renowned authority in crystalline silicon photovoltaics technology development and an ideal person to further strengthen our technology leadership in solar industry.”

Dr. Jeong, who will assume the currently vacant position of CTO with immediate effect, had previously held a number of leading management positions in the field of solar R&D with vast experience in solar technology innovation and commercialization before joining Hanwha. He started his career as a semiconductor engineer at Samsung Electronics and he also held numerous R&D leadership positions at LG Group for ten years and was instrumental for LG´s move into solar industry. He holds a Ph.D. in Electrical and Computer Engineering from the Georgia Institute of Technology and has published more than 50 technical papers in journals and conference proceedings.

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-quality, high-efficiency solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ). With its diverse international manufacturing facilities in South Korea, Malaysia and China, Hanwha Q CELLS is in a unique position to flexibly address all global markets. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com/

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Hanwha Q CELLS Co., Ltd.